                                [GRAPHIC OMITTED]

                        ASPEN INSURANCE HOLDINGS LIMITED

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

                                                                January 13, 2005

RE:     ASPEN INSURANCE HOLDINGS LIMITED
        REGISTRATION STATEMENT ON FORM F-4

Ladies and Gentlemen:

        Aspen Insurance Holdings Limited (the "Issuer") has filed the above referenced Registration Statement on Form F-4 (the "Registration Statement")
with the Securities and Exchange Commission on January 13, 2005. The
Registration Statement will be used in connection with the exchange of up to
$250,000,000 of the Issuer's 6.00% Senior Notes Due 2014, issued on August 16,
2004 (the "Outstanding Notes") which were issued in a transaction which was exempt from registration under the Securities Act of 1933, as amended (the
"Securities Act") for the Issuer's 6.00% Senior Notes Due 2014 which are intended to be registered under the Securities Act.

        Enclosed with this transmittal letter, please find a supplemental letter which includes certain representations of the Issuer relating to the above described exchange.

Very truly yours,

Aspen Insurance Holdings Limited

By: /s/ Julian Cusack
    -----------------
    Julian Cusack
    Chief Financial Officer

                        Aspen Insurance Holdings Limited
                                  Victoria Hall
                               11 Victoria Street
                             Hamilton HM 11, Bermuda
                      Tel: 441-295-8201 * Fax: 441-295-1829
                                  www.aspen.bm